DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

General

Any references in this exhibit to "the company,” “us,” “we” and “our” include PotlatchDeltic Corporation and its consolidated subsidiaries. PotlatchDeltic is incorporated in the State of Delaware.  The rights of our shareholders are generally covered by Delaware law and our certificate of formation and bylaws (each as amended and restated and in effect on the date hereof). The terms of our common stock are therefore subject to Delaware law. The following description of the terms of the common stock and preferred stock of PotlatchDeltic is a summary and is subject to and is qualified in its entirety by reference to the PotlatchDeltic Third Restated Certificate of Incorporation, referred to as the “certificate of incorporation,” and our bylaws, copies of which are incorporated by reference as Exhibits 3(a)(i) and 3(b) to our Annual Report on Form 10-K for the year ended December 31, 2019 of which this Exhibit 4(a) is a part.

Authorized Capital Stock

PotlatchDeltic’s authorized capital stock consists of 100,000,000 shares of common stock having a par value of $1 per share, and 4,000,000 shares of preferred stock without par value.

Restrictions on Ownership and Transfer of Capital Stock

PotlatchDeltic elected to be taxed as a REIT commencing with its taxable year ending December 31, 2006. To continue to qualify for taxation as a REIT, PotlatchDeltic must comply with certain provisions of the Internal Revenue Code (the Code). In general, to qualify for taxation as a REIT no more than 50% in value of PotlatchDeltic’s capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year, and shares of PotlatchDeltic common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

The PotlatchDeltic certificate of incorporation contains restrictions on the ownership and transfer of its common stock and preferred shares intended to assist PotlatchDeltic in maintaining its status as a REIT for federal income tax purposes. The PotlatchDeltic certificate of incorporation provides that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.8% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of PotlatchDeltic capital stock. The PotlatchDeltic certificate of incorporation also includes other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (referred to as the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in PotlatchDeltic’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (referred to as the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization selected by the PotlatchDeltic board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.

Anti-Takeover Provisions

The provisions of Delaware law, the PotlatchDeltic certificate of incorporation and the PotlatchDeltic bylaws could discourage or make it more difficult to accomplish a proxy contest or other change in PotlatchDeltic’s management or the acquisition of control by a holder of a substantial amount of PotlatchDeltic’s voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in PotlatchDeltic’s best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of PotlatchDeltic’s board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of PotlatchDeltic’s control. These provisions are designed to reduce PotlatchDeltic’s vulnerability to an unsolicited acquisition proposal that may not be in the best interests of our stockholders and to discourage certain coercive tactics.. Such provisions also may have the effect of preventing changes in PotlatchDeltic’s board and management.

The provisions in our certificate of incorporation and bylaws include, among other things, the following:

•	Classified board with three-year staggered terms;
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The ability of the PotlatchDeltic board to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

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Stockholder action can only be taken at a special or regular meeting and not by written consent and stockholders cannot call a special meeting except upon the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at the meeting;

•	advance notice procedures for nominating candidates to the PotlatchDeltic board or presenting matters at stockholder meetings;
•	removal of directors only for cause;
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in order to facilitate the preservation of PotlatchDeltic’s status as a REIT under the Code, a prohibition on any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8% of our outstanding common or preferred stock, unless the PotlatchDeltic board waives or modifies this ownership limitation;

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unless approved by the vote of at least 80% of PotlatchDeltic’s outstanding shares, PotlatchDeltic may not engage in business combinations, including mergers, dispositions of assets, certain issuances of shares of stock and other specified transactions, with a person owning or controlling, directly or indirectly, 5% or more of the voting power of our outstanding common stock; and

•	supermajority voting requirements to amend the PotlatchDeltic bylaws and certain provisions of the PotlatchDeltic certificate of incorporation.

PotlatchDeltic is subject to the anti-takeover provisions of Section 203 of the DGCL. Section 203 prohibits certain publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years prior did own 15% or more of the corporation’s voting stock.

Common Stock

Outstanding shares of PotlatchDeltic common stock are fully paid and nonassessable. Shares of PotlatchDeltic common stock do not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that PotlatchDeltic may issue from time to time. No conversion rights, redemption rights or sinking fund provisions are applicable to shares of PotlatchDeltic common stock. The rights of holders of PotlatchDeltic common stock will be subject to the rights of holders of any PotlatchDeltic preferred stock that may be issued and outstanding from time to time. The PotlatchDeltic board can authorize the issuance of shares of preferred stock without stockholder approval. Such issued shares could have voting, conversion and other rights that could adversely affect the rights of holders of PotlatchDeltic common stock. The PotlatchDeltic board also could authorize the issuance of additional shares of PotlatchDeltic common stock from time to time without stockholder approval.

PotlatchDeltic’s common stock is listed on the Nasdaq under the symbol “PCH”.

Dividends. The holders of PotlatchDeltic common stock are entitled to receive such dividends as may be declared by the board out of funds legally available for distribution. These dividends may be paid only out of funds remaining after payment in full of any cumulative dividends upon all outstanding shares of preferred stock have been paid or set apart for payment for all past dividend periods and the then current dividend period.

Liquidation Rights. Upon any voluntary or involuntary liquidation of PotlatchDeltic, its assets must be used in the following order of priority:

•	payment of or provision for all of PotlatchDeltic debts and liabilities;
•	payment of all sums to which the shares of PotlatchDeltic preferred stock may be entitled; and
•	distribution ratably to holders of PotlatchDeltic common stock the remaining assets of PotlatchDeltic.

Voting Rights. The holders of PotlatchDeltic common stock currently possess exclusive voting rights on all matters submitted to PotlatchDeltic stockholders. In the event any shares of preferred stock are issued, holders of such preferred stock will have such voting rights, if any, as shall be provided for in the resolution or resolutions of the PotlatchDeltic board establishing such preferred stock. Each holder of PotlatchDeltic common stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors, which means that the holders of a majority of the shares entitled to vote for the election of PotlatchDeltic’s directors can elect all of the PotlatchDeltic directors then standing for election. The PotlatchDeltic certificate of incorporation provides that the PotlatchDeltic board must consist of not fewer than seven nor more than 15 directors. The exact number of directors is fixed from time to time by resolution adopted by the PotlatchDeltic board.

Preferred Stock

The PotlatchDeltic certificate of incorporation authorizes the issuance of 4,000,000 shares of preferred stock without par value. As of December 31, 2019, there were no shares of preferred stock issued and outstanding. In the event any shares of preferred stock are issued, holders of such preferred stock will have such rights, if any, as shall be provided for in the resolution or resolutions of the PotlatchDeltic board establishing such preferred stock.